Free Writing Prospectus

VanEck Merk Gold Trust

2020-04-08 Press Release

0001546652

Pursuant to 433/164

333-180868

Press Release

VanEck® Merk® Gold Trust (OUNZ) Open for Deliveries

San Francisco, CA (April 8, 2020) – VanEck Merk Gold Trust (NYSE: OUNZ), the gold ETF that delivers, is open for deliveries. Most recently, OUNZ delivered 100 American Buffalo 1 ounce coins during a time when we see many coin dealers out of stock.

“We created OUNZ to deliver during periods of market tension. And OUNZ delivers, literally,” explains Axel Merk, President of Merk Investments, the Sponsor of the VanEck Merk Gold Trust.  “As we see several mints and refineries closed, demand for physical gold high and coin dealers short on supply, our team works closely with investors requesting to exchange their shares for physical gold,“ he continues.

Brandon Rakszawski, Director of ETF Product Development at VanEck, adds:  “The current environment shows that good design principles are paramount for investors seeking to invest in a gold ETF. OUNZ will not issue shares unless the custodian confirms gold has been allocated; OUNZ in addition allows investors to request delivery of what they own, the gold. Because investors own a pro-rata share of the gold held in OUNZ, taking delivery and/or exchanging the gold into other coins and bars is not a taxable event.”

OUNZ was developed on Guiding Principles listed below. Further, OUNZ is the only physical gold ETF with a patented delivery process (U.S. patent #8,626,641); according to the patent granted, “the system and process are … highly scalable.”

VanEck Merk Gold Trust Guiding Principles

To meet its primary objective to provide investors with an opportunity to invest in gold through the shares and to be able to take delivery of physical gold in exchange for their shares, we ("the Sponsor) have structured the Trust along the following principles:

Holding London Bars. To allow investors to invest in gold through the shares, the Trust holds London Bars. When traded in institutional sizes, London Bars typically carry the lowest transaction cost compared to other forms of gold because there is no need to convert London Bars to gold of other specifications or involve a precious metals dealer before a Delivery Applicant takes delivery of London Bars. By contrast, taking delivery of forms of gold other than London Bars typically involves conversion costs (i.e., converting London Bars to physical gold of other specifications) and the assistance of a precious metals dealer. As such, the Trust holds primarily London Bars to facilitate a cost effective process to create and redeem Baskets.

Maintaining Allocated Gold. The Trust will hold its London Bars in allocated form in the Trust Allocated Account with the Custodian. The Trust Allocated Account will be used to hold the individually identified bars of gold deposited with the Trust. The physical gold is held in a segregated fashion in the name of the Trust, not commingled with other depositor funds or assets. The Trust has full title to the gold with the Custodian holding it on the Trust’s behalf. Each investor owns a pro-rata share of the Trust, and as such holds pro-rata ownership of the Trust assets, corresponding to the number of shares held. Trust holdings are identified in a weight list of bars published on the Trust’s website showing the unique bar number, gross weight, the assay or fineness of each bar and its fine weight. Credits or debits to the holding will be effected by physical movements of bars to or from the Trust’s physical holding. The Trust’s gold holdings are subject to periodic audits.

Minimizing the Use of Unallocated Gold. The Trust will need unallocated gold to facilitate transactions with Authorized Participants to exchange gold into different specifications to meet delivery requests from Delivery Applicants of physical gold and to pay Trust expenses not assumed by us, if any. The Custodian only will accept a delivery of gold in exchange for a Basket if it can promptly convert the gold to allocated gold. The Custodian must allocate physical gold to the Trust such that, at the end of each business day, the Trust may hold no more than 430 Fine Ounces, corresponding to the maximum weight of a London Bar, in unallocated gold.

Exchanging Physical Gold for Physical Gold of Different Specifications. To facilitate the ability to exchange shares into physical gold for delivery, we may exchange the Trust’s gold for gold of different specifications. All gold obtained by the Trust must be without numismatic value and have a minimum fineness (or purity) of 995 parts per 1,000 (99.5%), except that the Trust may also obtain American Gold Eagle Coins (with a minimum fineness of 91.67%) solely for delivery to a Delivery Applicant. All gold held by the Trust is valued based upon its Fine Ounce content. While Delivery Applicants may always request London Bars, market conditions may cause us to limit other types of physical gold made available for delivery.

Permitting Investors to Take Delivery of Physical Gold. Delivery Applicants may submit shares to the Trust in exchange for physical gold.

•	Delivery Applicants may take delivery of as little as a 1 Ounce Bar, subject to a minimum dollar value that is specified by us from time to time on the Trust’s website. By requiring that the delivery of gold to Delivery Applicants meet certain minimum dollar value criteria, which may change from time to time, sales taxes are not anticipated to be applicable to the delivery of gold to Delivery Applicants. However, if such taxes do apply, they are the sole responsibility of the Delivery Applicant.
•	Taking delivery of physical gold is subject to guidelines intended to minimize the amount of cash that will be distributed with physical gold. As a result, investors need to submit shares that correspond very closely to the number of Fine Ounces represented by the gold requested.

The Trust will ship physical gold to a Delivery Applicant by a conventional shipping carrier such as the U.S. Postal Service, Federal Express, United Parcel Service or armored transportation service. A conventional shipping carrier may deliver gold to residential addresses. An armored transportation service, which may be required for insurance purposes, will only deliver to trusted, non-residential addresses.

Charging an Exchange Fee. The Exchange Fee varies depending on the type of physical gold a Delivery Applicant would like to take delivery of and reflects costs arising from: reviewing Delivery Applications, coordinating with Delivery Applicants and the Trust’s other service providers, the conversion of London Bars into physical gold to be delivered, and the related expenses of the Trustee and us.

Taking Delivery of London Bars. Delivery Applicants requesting London Bars will need to submit shares that very closely correspond in Fine Ounces to the median Fine Ounce content of London Bars held by the Trust multiplied by the number of London Bars requested. London Bars are delivered directly from the Custodian. It may not be possible to exactly match the number of shares submitted with the number of Fine Ounces represented by the requested physical gold, requiring the Trust to sell some gold to facilitate the delivery request.

Minimizing Cash Holdings. The Trust is committed to minimizing the use of cash, keeping essentially all assets of the Trust in gold. To achieve this, we have agreed to pay the Trust’s ordinary expenses and to be reimbursed therefor through the issuance of shares to it rather than through receiving cash. The Trust will not normally hold cash, or any other assets besides gold, but may temporarily hold a very limited amount of cash in connection with deliveries of physical gold to Delivery Applicants.

To meet its secondary objective to have the shares reflect the performance of the price of gold, we have structured the Trust as follows:

Transactions with Authorized Participants. By allowing Authorized Participants to directly issue and redeem Baskets with the Trust, Authorized Participants may be able to take advantage of price discrepancies between the Trust’s underlying gold holdings and the value of the shares. As a result of this incentive provided to Authorized Participants, the value of the shares may reflect the performance of the price of gold.

To minimize the cash portion of delivery by Delivery Applicants of physical gold for their shares, we will only approve Delivery Applications where the number of shares to be submitted leads to a cash portion that is as low as practical in our assessment.

Exchange of Shares for Physical Gold other than London Bars. For physical gold other than London Bars, we will require the submission of shares that correspond in net assets to the number of Fine Ounces contained in the physical gold requested. The number of shares required for submission will typically be the smallest whole number of shares greater than the net assets of the Trust corresponding to the Fine Ounce content of physical gold requested. We may demand that an additional share or shares be submitted when, in our assessment, it facilitates the exchange process, such as when extraordinary Trust expenses may be expected, by reducing the likelihood that the net asset value of the Trust differs on the Share Submission Day from that anticipated by us at the time the Delivery Application is filed, which is in advance of the Share Submission Day.

Exchange of Shares for London Bars. Because London Bars vary in Fine Ounce content between 350 Fine Ounces and 430 Fine Ounces, it may be difficult to obtain a combination of London Bars that closely matches the number of Fine Ounces represented by the shares submitted. Delivery Applicants will need to submit shares that very closely correspond in Fine Ounces to the median Fine Ounce content of London Bars held by the Trust multiplied by the number of London Bars requested.

Any portion of the exchange not delivered in physical gold will be provided in cash.

The shares offer an investment that is:

Easily Accessible and Relatively Cost Efficient. Investors can access the gold market through a traditional brokerage account. We believe that investors will be able to more effectively implement strategic and tactical asset allocation strategies that use gold by using the shares instead of using the traditional means of purchasing, trading and holding gold. Transaction costs related to the shares may also be lower than those associated with the purchase, storage and insurance of physical gold.

Exchange Traded and Transparent. The shares will trade on the NYSE Arca under the symbol “OUNZ,” and will provide investors with an efficient means to implement various investment strategies. Upon effectiveness of the registration statement, of which this Prospectus is a part, the shares will be eligible for margin accounts. The Trust will not hold or employ any derivatives and the shares will be backed by the assets of the Trust. Furthermore, the value of the Trust’s holdings will be reported on the Trust’s website daily.

Minimal Credit Risk. The shares represent an interest in physical gold owned by the Trust (other than up to a maximum of 430 Fine Ounces of gold held in unallocated form) and held in physical custody at the Custodian. Physical gold of the Trust is not subject to borrowing arrangements with third parties. Other than the gold temporarily being held in unallocated form to facilitate the delivery of physical gold to Delivery Applicants, redemptions by Authorized Participants, the exchange of gold to different specifications and the payment of Trust expenses not assumed by us, if any, the Trust’s gold is not subject to counterparty or credit risks. The gold is held in the form of London Bars which is allocated to the Trust Allocated Account and held in the Trust’s name by the Custodian. This contrasts with other financial products that gain exposure to gold through the use of derivatives that may be subject to counterparty and credit risks.

For more information, please also read the OUNZ FAQs.

About Merk Investments
Merk Investments provides investment advice on liquid global markets, including domestic and international equities, fixed income, commodities and currencies and their respective derivative markets.

About VanEck
Founded in 1955, VanEck was among the first U.S. asset managers to help investors achieve greater diversification through global investing. Today, the firm continues this tradition by offering innovative investment choices in specialized asset classes such as hard assets, emerging markets, and precious metals including gold. VanEck offers a broad array of VanEck Vectors ETFs spanning broad-based and specialized asset classes, and is one of the largest providers of ETPs in the U.S and worldwide.

For important information about the VanEck Merk Gold Trust, including how to obtain a prospectus and how to invest, please visit www.merkgold.com.

Media Contact
Axel Merk
www.merkinvestments.com/contact
(855)MRK-OUNZ

Important Disclosures

London Bars: a gold bar meeting the specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the London Bullion Market Association (“LBMA”).

Please see www.merkgold.com/patent.html for more information on U.S. patent #8,626,641 granted to Merk pertaining to the delivery process for OUNZ.

This press release does not constitute legal or tax advice. Please read the prospectus and consult with your tax adviser for tax related questions pertaining to OUNZ.

ETF: exchange-traded fund

This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting www.merkgold.com/prospectus or calling 855-MRK OUNZ. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”).  VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

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